Ref.: File No. 82-4025

GLOBEX

Globex Mining Enterprises Inc.

"At Home in North America"
(GMX: Toronto Stock Exchange)

June 6, 2002

PRESS RELEASE

GLOBEX ANNOUNCES NUMEROUS GOLD ACQUISITIONS

Rouyn-Noranda, Quebec, Considering the recent rise in the price of gold, GLOBEX MINING ENTERPRISES INC. (GMX: TSX) has determined that it is appropriate to issue an update as regards Globex's property holdings and gold acquisitions Globex has made over the last few years many of which Globex has not previously publicly announced. Globex Mining Enterprises Inc. is a Toronto Stock Exchange listed exploration company with 13,161,785 shares outstanding.

In addition to the gold projects listed below, Globex owns 100% interest in a magnesium-talc, mine-mill-smelter project and has interest in other gold, base metal, platinum-palladium and diamond exploration projects. Globex has no debt and owns all of its property interests outright.

ADVANCED PROJECTS

Ramp Property (Formerly Maude Lake Gold Deposit) Beatty Township, Ontario

Globex owns 100% interest in this advanced gold project consisting of 66 mineral claims and 21 mining leases and patents. Previous work consisted of extensive surface and underground diamond drilling. Underground development: 956.7 metres of decline and muck bays, 100 metres of cross-cuts and drifts and 207.9 metres of raises. A geological ore reserve of 813,358 tons grading 0.235 oz/ton (8.1 g) was calculated by R. Bennett in 1994. Subsequent diamond drilling in 1996 and 1999 has confirmed and extended the gold zones to depth. This property has a very good chance of becoming a near term producer depending on stable gold prices and positive results from underground bulk sampling.

Nordeau East and West Gold Deposits, Vauquelin Township, Quebec

Globex owns 100% interest in the Nordeau East and West Gold deposits situated in the southeast corner of Vauquelin Township due east of the Chimo gold mill, and east of Val d'Or, Quebec. Previous diamond drilling has outlined a total of 715,299 metric tonnes grading 6.3 g/t (0.184 oz/ton) gold in the indicated and inferred resource category (Roche Groupe-Conseil, 1988 and Group Conseil Geologica, 2001). Most zones are open to depth and recently acquired claims to the northeast (60% interest) have returned drill hole values up to 0.37 oz/ton (12.8 g/t) gold over 5.5 metres. This property warrants further exploration to expand upon known gold zones and to explore for new discoveries. The Chimo gold mill directly adjoins the property to the west. If it is refurbished, it would provide a convenient location to mill the properties ore.

Duquesne West Property, Duparquet & Destor Townships, Quebec
Globex owns 50% interest in 20 claims situated on the prolific gold localizing Porcupine Break. Previous drilling of 57 holes by Santa Fe (now Newmont) totalled 86,710 feet (26,429 m) and outlined, according to calculation performed by Santa Fe Canadian Mining Limited in 1997, the following drill indicated mineral inventory: Fox Zone - 729,500 tons grading 0.31 oz/ton (10.6 g/t) gold, Shaft Zone - 276,500 tons grading 0.20 oz/ton (6.9 g/t) gold South Zone - 183,000 tons (?) grading 0.49 oz/ton (16 g/t) gold and East Stringer Zone - 444,000 tons grading 0.13 oz/ton (4.5 g/t) gold. Much of the property is unexplored and the potential exists to find additional gold zones as well as increase the size of gold zones previously located.

Fontana Gold Deposit, Duverny Township, Quebec
Globex owns 75% interest in 16 claims covering the Fontana Gold Property in Duverny Township, Quebec. Previous surface sampling and drilling has encountered a number of gold bearing quartz vein systems in shear zones traversing a felsic intrusive. Previous published resource estimates (not verified by Globex) have indicated up to 968,000 tons grading 0.165 oz/ton (5.8 g) gold (Bay Resources and Services Inc.). Globex has yet to review all the technical data in detail and propose an exploration program but an initial review has indicated that further exploration drilling is warranted.

Mooseland Gold Mine, Halifax County, Nova Scotia
In Nova Scotia, Globex owns 100% interest in the Mooseland Gold Deposit. Previous diamond drilling has outlined a typical "Meguma type" gold deposit consisting of parallel, folded, gold bearing quartz veins formed into "saddle reef" structures. Previous drilling principally by Hecla Mining Company has outlined a resource estimated at 640,000 tons grading 0.47 oz/ton (13.7g/t) gold but bulk sampling is necessary in order to verify the grade due to the high assay values of the drill intersections. The last major work on the property occurred in 1989 when Hecla sank a 410 foot shaft in preparation for a 3,000 foot drift and a 20,000 tonne bulk sample which was never undertaken. The project has a good potential of making a small tonnage high grade mine and requires further exploration drilling and a bulk sample to confirm the overall gold grade.

Bell Mountain Gold Deposit, Churchill County, Nevada
Globex owns 100% interest in a gold bearing epithermal quartz-adularia vein system situated 39 miles southeast of Fallon. Extensive reverse circulation and diamond drilling has outlined an oxidized, open pittable, resource of 2,100,000 tons grading 0.04 oz/ton gold and 1.20 oz/silver. Drilling in 1996 intersected up to 189 feet grading 0.025 oz/ton gold and 0.41 oz/ton Ag including 82 feet of 0.051 oz/ton Au and 0.60 oz/ton Ag (ECU Gold Mining Inc., 1997). Previous work has included extensive metallurgical and environmental studies, diamond drilling, drifting and underground sampling and a pre-feasibility study. The deposit is amenable to processing by inexpensive heap leach methods. Further exploration drilling is warranted.

Parbec Gold Deposit, Malartic Township, Quebec
Globex owns 100% interest in 7 claims covering the Parbec Gold Deposit on the gold localizing Cadillac Break. The property is directly adjacent to and on strike with the East Amphi gold deposit which McWatters Gold Mines have announced it will bring into production. Previous work consisted of extensive diamond drilling and a 1,900 foot (580 m) ramp to provide underground access for diamond drilling, bulk sampling and production. A "drill indicated possible mineral inventory of 455,000 tons grading 0.135 oz/ton (4.6 g/t) over an average width of 6.1 feet (1.86 m)" has been indicated by previous owners (St. Geneviève Resources Ltd., 1989) in six of the most well understood zones with the bulk of the tonnage being in the Camp and Discovery zones. Numerous partially defined gold zones have been intersected on the property over the 5,300 feet (1,615 m) of the gold localizing Cadillac Break which traverses the property. Numerous gold zones are open and much more drilling is warranted as is bulk sampling of the vein systems via the existing ramp.

Wood Gold Mine, Cadillac Township, Quebec
Globex has a back-in right to earn 50% interest in the Wood Gold Deposit near Cadillac, Quebec. The property straddles the gold localizing Cadillac Break. Previous work has indicated a resource of 1,146,000 tons grading between 0.16 oz/ton (5.5 g) and 0.20 oz/ton (6.9 g) gold (Federal data) within and near the old mine workings. Drilling in 1997-1998 done in order to confirm the presence of gold in or near the mine workings intersected significant gold values in 8 of 9 drill holes, with individual values reaching as high as 1.98 oz/ton (68.23 g/t) over 5.6 ft (1.71 metres) and 0.82 oz/ton (28.11 g/t) over 7.5 ft (2.28 metres). More drilling is warranted.

INTERMEDIATE PROJECTS

Smith Claims, Tiblemont Township, Quebec
Globex owns 100% interest in the property consisting of 27 claims covering the former Smith Gold Zone and Zulapa Copper-Nickel Zone, northeast of Val d'Or, Quebec. Previous diamond drilling and shallow exploration shaft sinking and drifting has outlined a series of parallel quartz veins in a felsic intrusive body over a strike length of 5,000 feet (1,524 m). A small resource of 122,000 metric tonnes grading 0.20 oz/ton gold (6.9 g), was outlined near the shaft to a shallow depth (Consolidated Oasis Resources). Deeper drill holes 28.8 g/t over 1.16 m, at a 53 metre vertical depth, 8.20 g/t over 5.18 m at a 52 metre vertical depth and 11.7 g/t over 2.89 m at a 100 metre vertical depth indicate the potential of increasing tonnage to depth. Additional parallel gold bearing quartz veins have been intersected but have not been explored or correlated.

Blackcliff Gold Deposit, Malartic Township, Quebec
Globex owns 50% interest in and is manager of the 3 claims Blackcliff Gold Property in Malartic Township, Quebec. Previous work consisted of extensive surface diamond drilling and underground sampling and the sinking of 84 metre (275 foot) shaft and drifting on 2 levels. Fourteen gold zones have been located on the property with several being discontinuous lenses on the same horizon. The gold mineralization occurs principally in quartz veins in silicified, pyritized, carbonatized and chloritized shear zones in a grey or green diorite or in tuff. A probable gold resource of 278,269 tons grading 0.18 oz/ton (6.2 g) was calculated in 1988 (St. Michel Géoconseils Inc.) on three vein structures including a dilution factor of 20%. The potential exists to extend the gold zones to depth. The property is located very near the operating Camflo gold mill.

Wrightbar Gold Deposit, Bourlamaque Township, Quebec
Globex owns 100% interest in the former Wrightbar Gold Mine consisting of 8 claims and one "Bail Minier", east of Val d'Or, Quebec. Previous work consisting of extensive diamond drilling and a ramp with five levels has explored the gold zones which consist of shallow dipping, parallel quartz veins systems in a granodiorite batholith. Limited mining of some vein systems was done. Reports indicate an ill-defined resource of between 100,000 and 200,000 tons of undetermined grade. Numerous gold zones have been intersected in previous drilling and more work is warranted in particular to follow-up a new theory as regards controls of emplacement of the gold bearing vein systems.

ADVANCED EXPLORATION PROJECTS

Laguerre-Knutson Gold Property, McVittie & Hearst Townships, Ontario

Globex owns 100% interest in 3 mining leases situated within the municipal township of Larder Lake, Ontario. Previous work has outlined a small gold zone of 50,680 tons grading 0.128 oz/ton Au (4.4 g) in the Laguerre Zone which is accessible by a shaft. The gold zone is open to depth. Two (2) gold bearing quartz vein structures are exposed in trenching on surface in the Knutson Zone and grade 0.42 oz/ton (14.4 g) gold over a 5.5 foot width for a 160 foot length and 0.25 oz/ton (8.6 g) gold over a 5.9 foot width and a 90 foot length. Both veins have been drilled and have been extended to depth. More drilling is warranted.

Vulcan Mine Project, Ferry County, Washington State, USA

Globex owns 100% interest in 8 patented claims, 34 unpatented claims and 11 optioned unpatented claims subject to varying NSR royalties. Previous diamond drilling, limited trenching and a 150,000 ton bulk sample has disclosed the presence of an intensely carbonitized, pyritized and bleached rock unit referred to as the Gold Dike. This zone is at least 2,000 feet long, is up to 40 feet wide and has been defined to a depth of 250 feet. Wide zones of gold mineralization, 60 feet grading 0.34 oz/ton gold, 80 feet grading 0.27 oz/ton gold, have been intersected near surface. Also, recent surface sampling of copper bearing dike material 2,000 feet south of the gold zone has returned up to 2.24 gm/tonne palladium and up to 20.6 g/t platinum. This new structure has never been explored for platinum group metals.

Duvay Property, Duverny Township, Quebec

Globex owns 100% interest in this property consisting of 4 claims covering the Duvay gold zone located in altered mafic to intermediate volcanic rocks. Two systems of quartz veining (vertical north-south and shallow dipping east-west) have been formed on either side of a fault structure associated with intense dolomitization, silification, paragonitization and albitisation. Gold occurs as coarse free gold within the quartz veins. Definition of a gold resource is difficult due to the erratic high grade nature of the mineralization but tonnages have been reported as high as 6.6 million tons grading 0.06 oz/ton gold (Sphinx Mining , 1993). Individual gold assays can be multi-ounce. This property will be looked at as a low cost open pit gold zone should the price of gold reach a level sufficient to warrant further development.

Fish Lake Gold Zone, Tiblemont Township, Quebec

Globex owns 100% interest in 2 claims covering the Fish Lake Gold Zone. Previous diamond drilling and trenching have outlined a reported (Maufort Resources Inc., 1992) gold zone of 87,000 tons grading 0.175 oz/ton (6.0 g). Globex is awaiting receipt of all the geological files before outlining an exploration program. Geologically, the gold is associated with quartz vein systems in a granodioritic batholith. Further exploration drilling is warranted especially should the nearby Chimo mill be reactivated.

Tut Gold Zone, Ligneris Township, Quebec

Globex owns 100% interest in 4 claims covering the Tut Gold Zone. Previous mapping, sampling and diamond drilling has outlined an alteration zone rich in quartz within felsic volcanic units. The deepest drill hole in the zone is approximately 130 metres deep and returned 0.18 oz/ton (6.2 g) gold over 5.7 m (18.7 ft). The zone is open to depth and along strike at a shallow depth and requires further drilling.

Beauchastel-South Gold Project, Beauchastel Township, Quebec

The 100% owned Beauchastel-South gold property covers 5km of the gold localizing **Cadillac Break**, 16 km southwest of Rouyn-Noranda, Quebec. Previously the property received little or no exploration as it was the conventional wisdom that the overlying Cobalt sedimentary rock cover was too thick to make the discovery or mining of gold deposits viable. In late 2001, Globex as a follow-up to an AEROTEM Airborne EM-Mag survey, drilled a 1,000 metre cross sectional drill hole in order to test Globex's theory that the overlying Cobalt rock unit was between 50 to 175 metres thick and not 1,000 to 2,000 metres thick. The drill hole traversed approximately 50 metres of Cobalt cap rock before entering Precambrian volcanic and sedimentary rock units typically associated with the **Cadillac Break**. The gold localising **Cadillac Break** was intersected as was a second fault zone. Also ultramafic rock units and syenite and feldspar porphyry units were encountered.

Five (5) wide zones of anomalous gold values were intersected at or near the felsic intrusives, and north of the "Break". Further drilling is warranted as the entire 5 km of the **Cadillac Break** on Globex's property is unexplored. The rock types and alterations encountered suggest an environment conducive to the emplacement of gold mineralization.

Globex also owns several polymetallic deposits with important gold credits in addition to polymetallic deposits with low gold credits.

POLYMETALLIC DEPOSITS (Cu, Zn, Au, Ag)

Fabie Bay and Magusi River Mines, Hebecourt Township, Quebec

Globex announced on April 25th, 2002, the acquisition of 100% interest in the Fabie Bay and Magusi River massive sulphide deposits.

The Fabie Bay Mine has a **790,000 tons copper deposit grading 2.60% Cu with gold and silver credits** and is accessible via a ramp.

The Magusi River Mine consists of at least 3 distinct ore zones as outlined below.

West Zinc Zone - 1,382,591 tons (including 17% dilution) grading: (Study 2000)			
0.06 oz/ton Au	**1.09 oz/ton Ag**	**0.34% Cu**	**6.61% Zn**
FW Copper Zone - 1,625,303 tons (including 20% dilution) grading: (Study 1992)			
0.01 oz/ton Au	**1.03 oz/ton Ag**	**2.93% Cu**	**0.07% Zn**
East Zinc Zone - 228,179 tons (including 20% dilution) grading: (Study 1992)			
0.02 oz/ton Au	**0.35 oz/ton Ag**	**0.28% Cu**	**5.28% Zn**

Within the **West Zinc Zone** massive sulphide intersections with significant gold and silver content form the core of the ore body but have been diluted in calculating the overall grade of the ore body as the zinc mineralization extends well beyond the higher grade gold intersections.

The following are a few of the numerous core area gold bearing sections intersected in the previous drilling of the West Zinc Zone:

- **20.0 feet grading 15.73% Zn, 0.17 oz/ton Au and 1.85 oz/ton Ag;**
- **15.5 feet grading 12.13% Zn, 0.16 oz/ton Au and 1.25 oz/ton Ag;**
- **17.1 feet grading 10.70% Zn, 0.22 oz/ton Au and 0.87 oz/ton Ag;**
- **20.4 feet grading 5.06% Zn, 0.26 oz/ton Au and 1.12 oz/ton Ag;**
- **and numerous other intersections of polymetallic mineralization with similar gold values.**

Bateman Bay Mine, McKenzie & Roy Townships, Quebec

Globex owns 100% interest in this copper-gold deposit which was evaluated in 1977 at 678,750 tonnes grading 1.76% Cu, 4.13 g/t Au and 16.71 g/t Ag to a depth of 183 metres and revised in 1992 to a higher grade core of 359,848 tonnes grading 2.64% Cu and 4.35 g/t Au to a depth of 274 metres (Robex Resources). Much of the zone is open to depth. A 274 metre shaft and 4 levels provide access to the known mineralization. The Copper Rand mine and mill directly adjoined the property.

IMPORTANT NOTICE

Please note that due to the high cost and time involved, Globex has not independently confirmed many of the tonnage and grade figures quoted herein but has relied upon published reports within the public domain or reports commissioned by previous property owners. On an individual basis, grades and tonnages quoted herein may or may not fall within the norms of Policy NI 43-101 as many but not all of the calculations were performed prior to the implementation of the policy.

For further information, contact:

Jack Stoch, P.Geo, President
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA)
J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
URL: http://www.globexmining.com